Frontier Airlines Expands Partnership With Points To Enhance Travel
Redemption Program

Frontier leverages Points Travel services for members to gain access to over 300,000 hotels

TORONTO, February 4, 2019 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today announced that it has expanded its partnership with FRONTIER Miles, the recently reinvented frequent flyer program of low-fare carrier, Frontier Airlines to leverage Points Travel services, the industry leading white label hotel platform for access to over 300,000 hotels at the click of a button.

Through a single integration with Points’ Loyalty Commerce Platform, which powers Points Travel services, FRONTIER Miles members now have the ability to redeem miles when booking on over 300,000 hotels across the globe. This significant program enhancement is following a successful partnership launch this year with Points and Groupon when FRONTIER Miles leveraged Points’ platform to offer Groupon customers the opportunity to earn up to 5 FRONTIER Miles per dollar spent when buying eligible Groupon deals.

“With the introduction of our recently reimagined FRONTIER Miles program, we’re excited to expand our relationship with Points, growing our redemption capabilities to more than 300,000 hotels, and ensuring the redemption of miles is made even easier and more rewarding for our customers,” said Tommy Langhauser, senior manager of loyalty and partnerships, Frontier Airlines. “The addition of mileage redemption for hotels through Points allows us to give our passengers added flexibility in redeeming their FRONTIER Miles for any part of their next vacation and beyond.”

Frontier Airlines first partnered with Points in 2011 to offer a number of Points’ Loyalty Currency Retailing services, including Buy, Gift and Share to enable its members to get more out of their participation. The introduction of Points Travel services and overall closer collaboration with Points will ensure the recently reinvented FRONTIER Miles loyalty program can continue to better engage their members, generate incremental revenue and drive new member acquisition.

“We have been proud partners of Frontier Airlines for many years now, and are thrilled to be able to further expand our relationship,” said Rob MacLean, CEO of Points. “We look forward to leveraging our platform to power new features for Frontier to attract new members, and to deepen loyalty and flexible engagement opportunities with its existing members.”

Points Travel can be quickly integrated into any loyalty program's web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. The user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as being able to redeem points for bookings at thousands of hotels and car rental companies around the world.

For more information, visit the FRONTIER Miles implementation of the Points Travel platform at https://redeem.flyfrontier.com.

About Points

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information, visit company.points.com or follow Points on Twitter (@PointsLoyalty).

About Frontier Airlines

Frontier Airlines is committed to offering 'Low Fares Done Right' to 100 destinations and growing in the United States, Canada, Dominican Republic Jamaica and Mexico on more than 350 daily flights. Headquartered in Denver, Frontier's hard-working aviation professionals pride themselves in delivering the company's signature Low Fares Done Right service to customers. Frontier Airlines is the proud recipient of the Federal Aviation Administration's 2016 Diamond Award for maintenance excellence and was recently named the industry's most fuel-efficient airline by The International Council on Clean Transportation (ICCT) as a result of superior technology and operational efficiencies.

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
649-539-1310

Frontier Airlines Media Relations
720-374-4560
media@flyfrontier.com